High Income Securities Fund

December 11, 2020

FILED VIA EDGAR CORRESPONDENCE

Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Ms. Jaea Hahn

Re:	High Income Securities Fund
(File Numbers: 333-248509 and 811-05133)
Registration Statement on Form N-2

Dear Ms. Hahn:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, High Income Securities Fund (the “Fund”) hereby requests acceleration of the effective date of the Fund’s Registration Statement on Form N-2 (File Nos. 333-248509 and 811-05133) (the “Registration Statement”) so that it may become effective at 5:00 p.m., Eastern time, on Monday, December 14, 2020, or as soon as practical thereafter.

In connection with the effectiveness of the Registration Statement, the Fund acknowledges that the disclosure included in the Registration Statement is the responsibility of the Fund. The Fund further acknowledges that the action of the Securities and Exchange Commission (the “Commission”) or the staff of the Commission acting pursuant to delegated authority in reviewing the Registration Statement does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosures in the Registration Statement; and that the Fund will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call Margaret Murphy at Blank Rome LLP at (212) 885-5205 with any questions or comments regarding this letter, or if she may assist you in any way.

Sincerely,

/s/Andrew Dakos
Andrew Dakos
President